Exhibit 99.5

Technical specialists to the minerals industry
ABN 14 083 082 722

mineral resource and ore reserve studies	geostatistical applications and research
geostatistical software	JORC compliance assessment
technical audits and reviews	geological databases and modelling
MP© grade control systems	geochemical exploration

CONSENT OF EXPERT

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
(collectively, the “Regulatory Authorities”)

In connection with the filing, with the Regulatory Authorities referred to above, of the technical report (the “Technical Report”) entitled “National Instrument 43-101 Technical Report on Tanzanian Royalty Exploration Corporation’s Buckreef Gold Project in Tanzania” dated February 22nd, 2011, I hereby consent to the public filing of the Technical Report and to extracts from, or a summary of, the Technical Report.

Dated this 22nd day of February, 2011

/s/ Nicolas Johnson
Nicolas Johnson
B.Sc. Hons (Geol.)
AIG
HELLMAN AND SCHOFIELD (PTY) LTD.

SYDNEY	BRISBANE	PERTH
6 / 3 Trelawney Street Eastwood, NSW, 2122	2 / 1 Swann Road	102 Colin St, W.Perth, WA, 6005
P.O. Box 599, Beecroft, NSW, 2119	Taringa, QLD, 4068	P.O. Box 125, W.Perth, WA, 6872
Ph: (02) 9858 3863 Fax: (02) 9858 4057	Ph: (07) 3217 7355 Fax: (07) 3217 7355	Ph: (08) 9485 0403 Fax: (08) 9485 0406
Email: hellscho@hellscho.com.au	Email: brisbane@hellscho.com.au	Email: perth@hellscho.com.au

www.hellscho.com.au